April 13, 2011

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Re:	Ener1, Inc.
Registration Statement on Form S-3
Amended March 25, 2011
File No. 333-172169

Dear Mr. Mancuso:

Ener1, Inc. is pleased to respond to your letter dated April 1, 2011. Please see the following restatement of the comments described in the letter and our responses thereto.

The Company, page 3

1.
Please expand your response to prior comment 2 to tell us the basis for highlighting Volvo in this section and in the first risk factor on page 15. Include in your response the objective criteria you used to select which customers to identify in these sections, whether any other customers satisfy those criteria, and how you concluded that highlighting this customer provides investors a balanced presentation of your business.

Response:            We highlighted Volvo as an existing customer because Volvo and Think Global AS (“Think Global”) are the two primary purchasers of lithium-ion batteries in the transportation market, which is an important market for our business.  Our total revenue in the transportation market in 2010 was $24,828,000, and Think Global was responsible for approximately $18,547,000 (or approximately 74.7%) of that amount, while Volvo was responsible for approximately $1,545,000 (or approximately 6.2%). Our next largest customer in the transportation market was responsible for only approximately 3.3% of revenue and was not included in the discussion of “primary purchasers”.  We did not highlight Think Global in the first risk factor on page 15 because unlike Volvo, (i) Think Global was not recently acquired by another company and (ii) we have a supply agreement with Think Global that contains minimum purchase requirements and provisions that would prevent Think Global from using an alternative battery supplier for a certain period of time.

Incorporation by Reference, page 27

2.	Please amend this section to specifically incorporate by reference each filing required to be identified by Item 12(a)(2) and (3) of Form S-3.

Response:         We have revised the Incorporation by Reference section of the prospectus to specifically incorporate by reference each filing required to be identified by Item 12(a)(2) and (3) of Form S-3.

In responding to the Staff’s comments on the Registration Statement, we acknowledge our understanding that the company and its management are responsible for the accuracy and adequacy of the disclosures we have made. When we request acceleration of the Registration Statement, we will provide a written statement acknowledging the points referenced in your letter.

We would be pleased to discuss the foregoing response to the extent you require clarification or additional information. Please feel free to contact me at (212) 920-3500 ext. 104 or, in my absence, Robert Mazzeo or David Song of Mazzeo Song & Bradham LLP at (212) 599-0700.

Sincerely,

Nicholas Brunero
Vice President and General Counsel
Ener1, Inc.